Presidio, Inc.

One Penn Plaza, Suite 2832

New York, New York 10119

November 14, 2017

VIA EDGAR

Office of Information Technologies and Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Katherine Wray

Re:	Presidio, Inc.

Registration Statement on Form S-1

Filed November 14, 2017

File No. 333-221553

Dear Ms. Wray,

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Presidio, Inc. (the “Company”) hereby requests the effectiveness of the Company’s Registration Statement on Form S-1 (File No. 333-221553) be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 4:30 p.m., New York City time, on November 16, 2017 or as soon as practicable thereafter.

The Company hereby authorizes Gordon S. Moodie and Marshall P. Shaffer of Wachtell, Lipton, Rosen & Katz to orally modify or withdraw this request for acceleration. Please contact Mr. Moodie or Mr. Shaffer at (212) 403-1180 or (212) 403-1368, respectively, with any questions you may have concerning this request, and please notify them when this request for acceleration has been granted.

Sincerely,

PRESIDIO, INC.

By:	/s/ Elliot Brecher
Name:	Elliot Brecher
Title:	Senior Vice President & General Counsel

cc:	Wachtell, Lipton, Rosen & Katz

Gordon S. Moodie

Marshall P. Shaffer